UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Donaldson Company, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	1-7897	41-0222640
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

1400 West 94th Street Minneapolis, Minnesota 55431
(Address of principal executive offices)	(Zip code)

Norman C. Linnell	952-887-3131
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

1.	Introduction

Donaldson Company, Inc. (“Donaldson” or “the Company”) was founded in 1915 and organized in its present corporate form under the laws of the State of Delaware in 1936. The Company is a worldwide manufacturer of filtration systems and replacement parts. The Company’s product mix includes air and liquid filtration systems and exhaust and emission control products. Products are manufactured at 39 plants around the world and through 3 joint ventures.

The Company has two reporting segments: Engine Products and Industrial Products. Products in the Engine Products segment consist of air filtration systems, exhaust and emissions systems, liquid filtration systems, and replacement filters. The Engine Products segment sells to original equipment manufacturers (“OEMs”) in the construction, mining, agriculture, aerospace, defense, and truck markets and to OEM dealer networks, independent distributors, private label accounts, and large equipment fleets. Products in the Industrial Products segment consist of dust, fume, and mist collectors, compressed air purification systems, air filtration systems for gas turbines, PTFE membrane-based products, and specialized air filtration systems for applications including computer hard disk drives and semi-conductor manufacturing. The Industrial Products segment sells to various industrial dealers, distributors, and end-users, OEMs of gas-fired turbines, and OEMs and end-users requiring clean air.

The Company manufactures and contracts to manufacture products containing certain minerals and their derivatives, generally described as tantalum, tin, tungsten, and gold (“Conflict Minerals”). Conflict Minerals were identified in products from both of the Company’s reporting segments, Engine Products and Industrial Products.

As these materials are necessary to the Company’s products, the Company will continue to work with its supply chain partners to take reasonable steps to assure Conflict Minerals are not sourced by the Company or its supply chain partners in a way that would directly or indirectly benefit armed groups responsible for serious human rights abuses in the Democratic Republic of the Congo or adjoining countries.

2.	Conflict Minerals Disclosures

The Company has determined in good faith that during 2013,

a)	The Company manufactured and contracted to manufacture products for which Conflict Minerals (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

b)	Based on a reasonable country of origin inquiry (“RCOI”) and subsequent due diligence, the Company does not have sufficient information from its suppliers or other sources to conclude whether the necessary Conflict Minerals for the Company’s products originated in the Covered Countries and, if so, whether the necessary Conflict Minerals were from recycled or scrap sources or financed or benefited armed groups in the Covered Countries.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), the Company has filed this Form Specialized Disclosure (“Form SD”) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at http://ir.donaldson.com/sec_filings.html.

3.	Reasonable Country of Origin Inquiry Description

To implement the RCOI, the Company’s first-tier suppliers were engaged to collect information regarding the presence and sourcing of Conflict Minerals in the suppliers’ products. Information was collected and stored using an online platform provided by a third party vendor. Suppliers were asked to log into an on-line tool and complete an electronic version of the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Due Diligence Template. The data provided by suppliers was reviewed and analyzed.

4.	Due Diligence

A description of the measures the Company took to exercise due diligence is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01. Due diligence was performed on the source and chain of custody of the Company’s Conflict Minerals for which it knew or had reason to believe were sourced from the Covered Countries based on the RCOI described above.

5.	Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Donaldson Company, Inc.

(Registrant)

By:	/s/ James F. Shaw	June 2, 2014
	James F. Shaw Vice President and Chief Financial Officer	(Date)